March 29, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Dear Sirs/Mesdames:

Re:	Vitran Corporation Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 29, 2013
File No. 001-32449

We have caused to be filed with the Commission today, via the EDGAR system, a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, in respect of the annual and special meeting of our shareholders anticipated to be held on Wednesday, May 15, 2013.

Among other things, our shareholders will be asked to consider, and if deemed appropriate, to approve an amended and restated stock option plan of our Company. In particular, we propose to amend our existing stock option plan to increase the maximum aggregate number of common shares issuable under the plan by an additional 800,000 common shares. If such amendment is approved by our shareholders, the maximum aggregate number of common shares issuable under the amended and restated stock option plan will be increased to 2,550,000 common shares.

We have filed a registration statement on Form S-8 (SEC File No. 333-161885) under the Securities Act of 1933, as amended (the “Securities Act”), registering a total of 976,700 common shares issuable pursuant to the exercise of stock options granted under our existing stock option plan. In accordance with instruction 5 to Item 10 of Schedule 14A, we confirm that it is our intention to file a registration statement on Form S-8 to register the additional 800,000 common shares that will be issuable pursuant to the amended and restated stock option plan, assuming, and as soon as practicable following, the approval of the proposed amendment by our shareholders.

Sincerely,

/s/ Fayaz D. Suleman

Fayaz D. Suleman
Vice President Finance &
Chief Financial Officer

185 The West Mall, Suite 701, Toronto, Ontario M9C 5L5 Canada

Phone: 416-596-7664     Fax: 416-596-8039

www.vitran.com